Reply Attention of	Ethan P. Minsky
Direct Tel.	604.643.3151
EMail Address	epm@cwilson.com
Our File No.	27975-0001 / D/EPM/870790.2

July 24, 2006

BY EDGAR AND BY COURIER

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4561

USA

Attention:	Maryse Mills-Apenteng

Dear Sirs:

Re: Navitrak International Corporation Amendment No. 2 to Registration Statement on Form SB-2 Filed on May 9, 2006 File No. 333-130775

                              Thank you for your letter of June 9, 2006 with respect to Amendment No. 2 to the Registration Statement on Form SB-2 (the "Form SB-2") filed by Navitrak International Corporation (the "Company"). For your ease of reference, our responses are numbered in a manner that corresponds with your comments. We enclose three blacklined copies of Amendment No. 3 to the Form SB-2 (the "Amendment"). Page references used in this letter relate to the enclosed blacklined version of the Amendment.

Risk Factors, page 7

Although we are in default of several loans made to our company ... page 10

1.

The Company has revisited the status of the two loans from Atlantic Canada Opportunities Agency (known by the acronym “ACOA”) and has determined that the analysis of the ‘Equity’ requirements imposed on the borrower by the terms of the respective loan agreements in preparation for filing the Form SB-2 was flawed. However, both loans were in default status during a portion of the year

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ended December 31, 2005 and during the three month period ended March 31, 2006 because the Company had failed to timely make certain payments when due. These payment defaults were cured when the Company entered into amendments with the Atlantic Canada Opportunities Agency (on May 18, 2006 as to Loan No. 181936 and on June 8, 2006 as to Loan No. 183782). Both of these loans are now in good standing. The two amendments are attached as exhibits to Amendment No. 3 to the Form SB-2.

The flaw in the original analysis of the Equity requirements of these loan agreements was the assumption that the borrower (defined in Loan No. 183782 as the “Applicant” and in Loan No. 181936 as the “Proponent”) was Navitrak Engineering Incorporated, the Nova Scotia operating company whose shares were acquired by the Company from the predecessor company on November 12, 2004. In fact, both terms (the “Applicant” in Loan No. 183782 and the “Proponent” in Loan No. 181936) are defined in the respective loan agreements as consisting of both Navitrak Engineering Incorporated and the Company, and the calculation of “Equity” is that of the consolidated entities.

For clarity, “Equity” is a defined term in both loan agreements. It means the aggregate of:

(i)	the borrowers’ share capital;
(ii)	the borrowers’ retained earnings, contributions or other surpluses;
(iii)	the borrowers’ deficit accounts not considering operational losses allowed by ACOA;
(iv)	Loans to the borrowers by their shareholders if the loans are subordinated to all other liabilities for a period specified by ACOA;
(v)	Where ACOA agrees, loans to the borrowers by parties other than shareholders, if the loans are subordinated to all other liabilities for a period specified by ACOA;
(vi)	Less advances to the borrowers’ shareholders; and,
(vii)	Less any amounts included in (i) to (v) that in the opinion of ACOA inflate net worth.

Loan No. 183782, as amended, requires that the borrowers attain and maintain a minimum level of Equity of $-1,155,000 ($-1,349,018 Canadian) during the term of the loan.

Loan No. 181936, as amended, requires that the borrowers attain and maintain a minimum level of Equity of $-685,000 ($-800,000 Canadian) during the term of the loan.

At March 31, 2006, the borrowers, as a consolidated entity, had Equity of $280,441. Thus, they exceed the Equity requirement of Loan No. 183782 by $1,435,441 and the Equity requirement of Loan No. 181936 by $956,441.

In light of the foregoing, the Company has revised its disclosure by removing reference to its default under these loans, including the risk factor (see page 11)

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and the discussion of the Default status of loans made by Atlantic Canada Opportunities Agency (see pages 54).

Management’s Discussion and Analysis, page 48

2.

The Company has updated its disclosure regarding its current liquidity position to reflect that the Company currently has resources to fund its operations through August 31, 2006. These resources include loan advances yet to be made by the Atlantic Canada Opportunities Agency. Although the Company is currently engaged in preliminary discussions about additional private placement financing, these discussions have not progressed to the documentation stage and are not, in any event, yet binding on the Company or the investors with whom the Company is having these discussions. The Company believes that these discussions have not yet reached a stage that would enable meaningful disclosure in the registration statement.

Consolidated Financial Statements

3.

In response to Staff’s comment, the Company has restated the “Successor” financial information presented to include only the period from November 12, 2004 through December 31, 2004 in addition to the year ended December 31, 2005. The “Predecessor” financial information presented remains unchanged as those from January 1, 2004 through November 11, 2004.

Note 15 – Business Combinations, pages F29 and F30

4.

At the time of acquisition, the proprietary software was an unproven technology with no alternative use. The fact that the software had not reached technical feasibility is confirmed by the fact that the software has since undergone extensive redesign as noted on page 41 of the Registration Statement. The fair value of such in-process research and development assets would have been nominal. Thus, in accordance with SFAS 141, no value was allocated to such in-process research at the time of acquisition.

We look forward to any further comments you may have regarding the Amendment or with respect to any of the above responses. Should you have any questions, please do not hesitate to contact the writer directly at 604.643.3151.

Yours truly,

CLARK WILSON LLP

Per: /s/ Ethan P. Minsky

Ethan P. Minsky

EPM/cjb

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